

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Timothy G. Dixon
President and Chief Executive Officer
Therapeutic Solutions International, Inc.
701 Wild Rose Lane
Elk City, Idaho 83525

> **Re: Therapeutic Solutions International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 31, 2023**
> **File No. 333-268070**

Dear Timothy G. Dixon:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

Amendment No. 3 to Form S-1 filed January 31, 2023

Executive Compensation, page 46

1. We note your revisions in response to our prior comment 2. Please ensure that Footnotes 1 and 2 of your table consistently apply to the years they reference. For example, it appears that Footnote 1, which is next to Timothy G. Dixon's 2022 salary figure, refers to compensation that was accrued and paid in 2021.

       Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Hugh Kelso, Esq.